SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4

                                       TO

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                         Northwest Airlines Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Class A Common Stock, par value
                                 $.01 per share
                         -------------------------------
                         (Title of Class of Securities)


                                   667280-10-1
                 -----------------------------------------------
                                 (CUSIP Number)


                 Mr. James T. Byrne, Jr. Office of the Secretary
                       Bankers Trust New York Corporation,
                     130 Liberty Street, New York, NY 10006
                               Tel. (212) 250-2500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

---------------------
CUSIP NO. 667280-10-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation ("BTNY")

     I.R.S. No. 13-6180473
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [   ]

                                                  (b)  [ X ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     See Item 3
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    999
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      999
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     999
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 667280-10-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BT Alex. Brown Incorporated
     I.R.S. No. 13-3311934
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     See Item 3
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 667280-10-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Company.
     I.R.S. No. 13-4941247
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [   ]

                                                  (b)  [ X ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     See Item 3
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    85,400
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      85,400
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     85,400
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Northwest Airlines Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121.

Item 2.  Identity and Background

         Item 2(a) through (c), Item 2(f)

         This Amendment No. 4 to the Statement on Schedule 13D is being filed on behalf of Bankers Trust New York Corporation, a New York corporation ("BTNY"), with respect to Common Stock beneficially owned by it as principal;* BT Alex. Brown Incorporated, a Delaware corporation ("BT Incorporated"); and Bankers Trust Company, a New York banking corporation ("BTCo."), with respect to Common Stock beneficially held as trustee for various employee benefit plans and in discretionary customer and commingled accounts. Each of BTNY, BT Incorporated and BTCo. has its principal place of business at 130 Liberty Street, New York, New York 10006. The principal business of BTNY is to be a bank holding company, the principal business of BT Incorporated is to engage in broker-dealer activities and the principal business of BTCo. is to engage in banking and related activities. BTCo. and BT Incorporated are wholly-owned subsidiaries of BTNY.



 --------

* As described in Item 4, BTNY is a party to the Second Amended and Restated Investor Stockholders' Agreement, dated as of December 23, 1993, as amended by Amendments, dated as of January 6, 1995, January 25, 1995, and September 29, 1997 respectively (as so amended, the "1993 Stockholders' Agreement"), and the Stockholders' Agreement, dated as of September 9, 1994, as amended by an Amendment, dated as of January 25, 1995 (as so amended, the "1994 Stockholders' Agreement" and, together with the 1993 Stockholders' Agreement, the "Stockholders' Agreements"), among the parties listed therein. As a result of being a party to the Stockholders' Agreements, BTNY may be deemed a member of a "group" for purposes of
     Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder. BTNY hereby disclaims its possible status as a member of a group for purposes of Section 13(d) and disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other party to the Stockholders' Agreements.

         The name, residence or business address, citizenship, principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BTNY, BT Incorporated and BTCo. are set forth in Annex A attached hereto and incorporated into this Item 2 by reference.

         Item 2(d) and (e)

         Except as disclosed in Annex B hereto, neither BTNY, BT Incorporated or BTCo. nor, to the best knowledge and belief of BTNY, BT Incorporated and BTCo., any of the persons identified in Annex A, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On January 25, 1995, pursuant to the Agreement, dated December 16, 1994, as amended by an Amendment, dated as of January 25, 1995 (as so amended, the "Exchange Agreement"), between BTNY and the Company, BTNY acquired beneficial ownership of 2,050,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), through the exchange of 1,727 shares of the Company's Series B Preferred Stock, liquidation preference $50,000 per share (the "Preferred Stock"). The shares of Class B Common Stock are convertible, at the option of BTNY, into shares of Common Stock on the basis of one share of Class B Common Stock per share of Class A Common Stock. Any shares of Common Stock received by BTNY are not subject to any contractual restrictions on transfer if such shares are sold pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act") or in a registered public offering.

         As of September 29, 1997, BT Incorporated did not beneficially own any shares of Common Stock.

         As of September 29, 1997, BTCo beneficially owned 85,400 shares of Common Stock. These shares were held by BTCo. as trustee for various employee benefit plans and in discretionary client and commingled accounts. Accordingly, no consideration was paid by BTCo. in connection with the acquisition of these shares of Common Stock for the accounts of the employee benefit plans or its clients.

         Pursuant to an Amendment to the Second Amended and Restated Investor Stockholders' Agreement, dated as of September 29, 1997 (the "Amendment"), on September 29, 1997, Koninklijke Luchtvaart Maatschappij N.V.("KLM")exercised its option and purchased 2,635,020 shares of Class B Common Stock from BTNY in exchange for 654.4002 shares of Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Shares"), and 218.1001 shares of Series B Preferred Shares, par value $.01 per share (the "Series B Preferred Shares" and, together with the Series A Preferred Shares, the "Preferred Shares"). Pursuant to a BTNY Preferred Stock Repurchase Agreement, dated as of September 29, 1997 (the "Purchase Agreement"), BTNY sold the Preferred Shares to the Company for a cash purchase of $76,246.81 for each Preferred Share.

         The foregoing summaries of the Amendment and the Purchase Agreement are qualified in their entirety by reference to the copies of the Amendment and Purchase Agreement, which are filed as exhibits hereto and are incorporated by reference into this Item 3.

Item 4.  Purpose of Transaction

         BTNY acquired the shares of Class B Common Stock for investment.

         As of the date of this Amendment No. 4 to the Statement on Schedule 13D, none of BTNY, BT Incorporated or BTCo. has any plan or proposal which relates to or would result in any of the actions set forth in parts (a) through
(j) of Item 4 of Schedule 13D, other than the following:

     1. The Stockholders' Agreements provide each of the parties thereto, subject to certain exceptions, with certain "tag-along" rights in the event that another party to the Stockholders' Agreements proposes to sell Common Stock to a third party in a transaction other than in a public offering or pursuant to Rule 144.

     2. The Stockholders' Agreements provide each of the parties thereto, subject to certain exceptions, with rights of first refusal and reoffer. As a result, if any party to the Stockholders' Agreements proposes to sell its shares of Common Stock to a third party, it must first offer the shares on substantially the same terms to the other stockholders who are party to the Stockholders' Agreements, subject to certain exceptions. Any shares of Common Stock received by BTNY upon conversion of shares of Class B Common Stock will not be subject to this restriction if the shares of Common Stock so received are sold pursuant to Rule 144 or in a public offering.

     3. Pursuant to the Stockholders' Agreements, the Original Investors have agreed not to vote in favor of a merger or other business combination involving the Company unless 60% of the voting stock of the Company held by the Original Investors is voted in favor of such proposal.

     4. BTNY is also a party to the First Amended and Restated Common Stock Registration Rights Agreement, dated as of September 9, 1994 (the "Registration Rights Agreement"), among the parties listed therein. The Registration Rights Agreement provides the parties thereto with demand registration rights under which the holders of not less than 20% of the Common Stock subject to such agreement have the right to demand that the Company file a registration statement with the Securities and Exchange Commission in order to register the offering of shares of Common Stock under the Securities Act.

     5. BTCo. is agent and lender under the Amended and Restated Credit Agreement, dated as of October 11, 1996 and the Amended and Restated Credit Agreement, dated as of October 16, 1996 (the "Credit Agreements"). The Credit Agreements contain various affirmative and negative covenants that restrict the Company's business and operations, including the payment of dividends, the acquisition and issuance of equity securities and mergers, consolidations, and sales or other dispositions of assets.

         As a result of the transactions contemplated by the Amendment and Purchase Agreement, BTNY is no longer entitled to appoint a director to the Company's Board of Directors pursuant to the Stockholders' Agreements and KLM is not entitled to purchase any shares of Class B Common Stock beneficially owned by BTNY.

         BTNY, BT Incorporated and BTCo. expect to evaluate on an ongoing basis the Company's financial condition and prospects and their interests in, and intentions with respect to, the Company. Accordingly, each of BTNY, BT Incorporated and BTCo. reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of BTNY, BT Incorporated and BTCo. may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock; may dispose of shares of Common Stock; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the shares of

Common Stock. Any such transactions may be effected at any time and from time to time. To the knowledge of BTNY, BT Incorporated and BTCO., each of the persons listed on Annex A hereto may make the same evaluation and may have the same reservations.


Item 5.  Interest in Securities of the Issuer

         Item 5(a) through (c)

         As of September 29, 1997, BTNY beneficially owned 999 shares of the Company's Class A Common Stock representing less than 1.0% of the Company's outstanding shares of Common Stock. BTNY has the sole power to vote and dispose of such shares of Class A Common Stock.

         As of September 29, 1997, BT Incorporated did not beneficially own any shares of Common Stock.

         As of September 29, 1997, BTCo. beneficially owned 85,400 shares of Common Stock representing less than 1.0% of the outstanding shares of Common Stock. These shares of Common Stock are held by BTCo. as trustee for various employee benefit plans and in discretionary client and commingled accounts. BTCo.'s customers may withdraw the shares of Common Stock held in the discretionary and, under certain circumstances, commingled accounts upon notice. BTCo. has sole voting and dispositive power over the shares held by it as trustee for the employee benefit plans and, until the shares of Common Stock are withdrawn, sole voting and dispositive power over shares of Common Stock held in the discretionary and commingled accounts.

         Annex C to Amendment No. 4 to the Statement on Schedule 13D, which is incorporated herein by reference, describes all transactions by BT Incorporated in the Company's shares of Common Stock during the sixty days prior to the filing of this Schedule 13D. Except as described herein and in Annex C, neither BTNY, BT Incorporated or BTCo. nor, to the best knowledge and belief of BTNY, BT Incorporated and BTCo., has any of the persons identified in Annex A hereto, been party to any transaction in the shares of Common Stock of the Company during the sixty-day period ending on the date of this Statement on Schedule 13D.

         Item 5(d)

         As discussed in Item 4, BTNY is a party to the Stockholders' Agreements and, as a result, has certain rights with respect to the shares of Common Stock beneficially owned by the other parties thereto and such parties have certain rights with respect to certain shares of Common Stock beneficially owned by BTNY. BTNY disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other parties to the Stockholders' Agreements.


         Item 5(e)
         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships Involving Securities of the Issuer.

         Except for the Stockholders' Agreements, the Exchange Agreement, the Registration Rights Agreement, the Credit Agreements, the Amendment and the Purchase Agreement described above in Item 4, neither BTNY, BT Incorporated nor BTCo. is party to any contract, arrangement, understanding or relationship involving the shares of Common Stock.

Item 7.  Materials to be Filed as Exhibits

         1. The Amendment

         2. The Purchase Agreement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 1, 1997

Signature:   BANKERS TRUST NEW YORK CORPORATION

       By:   /s/ James T. Byrne, Jr.
             ----------------------------------
             James T. Byrne, Jr.
    Title:   Secretary


Signature:   BANKERS TRUST COMPANY

       By:   /s/ James T. Byrne, Jr.
             ----------------------------------
             James T. Byrne, Jr.
    Title:   Secretary

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 1, 1997

Signature:   BT ALEX. BROWN INCORPORATED

       By:   /s/ James T. Byrne, Jr.
             -----------------------------------
             James T. Byrne, Jr.
    Title:   Secretary

                                                                         ANNEX A





                       BANKERS TRUST NEW YORK CORPORATION
                              BANKERS TRUST COMPANY


                  The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. Unless otherwise indicated, each individual listed below is also a director or executive officer of BTCo. To the best knowledge and belief of BTNY and BTCo., none of the following persons beneficially owns any shares of Common Stock.


        NAME AND                                                       OCCUPATION OR
     MAILING ADDRESS                                          PRINCIPAL BUSINESS AFFILIATION                  CITIZENSHIP
     ---------------                                          ------------------------------                  -----------
Lee A. Ault III                                   President                                                       U.S.
1901 Avenue of the Stars                          Lee Ault and Company
Suite 1800
Los Angeles, CA 90067-6018

Neil R. Austrian                                  President and Chief Operating Officer                           U.S.
National Football League                          National Football League
280 Park Avenue
17th Floor East
New York, New York 10017

George B. Beitzel                                 Retired Senior Vice President                                   U.S.
International Business Machines Corporation         and Director
Old Orchard Road                                  International Business Machines Corporation
Armonk, NY 10504

Phillip A. Griffiths                              Director                                                        U.S.
Institute for Advanced Study                      Institute for Advanced Study
Olden Lane
Princeton, NJ  08540

William R. Howell                                 Chairman Emeritus                                               U.S.
J.C. Penney Company, Inc.                         J.C. Penney Company, Inc.
P.O. Box 10001
Plano, TX  75301-0001


                                                  -13-






        NAME AND                                                       OCCUPATION OR
     MAILING ADDRESS                                          PRINCIPAL BUSINESS AFFILIATION                  CITIZENSHIP
     ---------------                                          ------------------------------                  -----------

Vernon E. Jordan, Jr.                             Senior Partner                                                  U.S.
Akin, Gump, Strauss, Hauer & Felt, LLP            Akin, Gump, Strauss, Hauer & Feld, LLP
1333 New Hampshire Ave., N.W.
Washington, D.C.  20036

A.B. Krongard                                     Vice Chairman of the Board                                      U.S.
BT Alex. Brown Incorporated                       Bankers Trust Company and
One South Street, 30th Floor                        Bankers Trust New York Corporation
Baltimore, MD 21202

Hamish Maxwell                                    Retired Chairman and Chief Executive Officer                    U.S.
Philip Morris Companies, Inc.                     Philip Morris Companies Inc.
100 Park Avenue
New York, NY  10017

Frank N. Newman                                   Chairman of the Board, Chief Executive Officer                  U.S.
Bankers Trust Company                               and President
130 Liberty Street                                Bankers Trust Company and
New York, NY 10006                                  Bankers Trust New York Corporation

N.J. Nicholas Jr.                                 Investor                                                        U.S.
15 West 53rd St., #34F
New York, NY  10019

Russell E. Palmer                                 Chairman and Chief Executive Officer                            U.S.
The Palmer Group                                  The Palmer Group
3600 Market Street
Suite 530
Philadelphia, PA  19104

Donald L. Staheli                                 Chairman of the Board and Chief Executive Officer               U.S.
Bankers Trust Company                             Continental Grain Company
c/o Office of the Secretary
130 Liberty Street
New York, NY  10006

Patricia Carry Stewart                            Former Vice President                                           U.S.
Bankers Trust Company                             The Edna McConnell Clark Foundation
c/o Office of the Secretary
130 Liberty Street
New York, NY  10006

G. Richard Thoman                                 President and Chief Operating Officer                           U.S.
Xerox Corporation                                 Xerox Corporation
800 Long Ridge Road
Stamford, Ct 06904


                                                  -14-






        NAME AND                                                       OCCUPATION OR
     MAILING ADDRESS                                          PRINCIPAL BUSINESS AFFILIATION                  CITIZENSHIP
     ---------------                                          ------------------------------                  -----------

George J. Vojta                                   Vice Chairman                                                   U.S.
Bankers Trust Company                             Bankers Trust Company and
130 Liberty Street                                  Bankers Trust New York Corporation
New York, NY  10006

                                                         EXECUTIVE OFFICERS
                                                         ------------------

Mark Bieler                                       Executive Vice President                                        U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Senior Managing Director
130 Liberty Street                                Bankers Trust Company
New York, NY  10006

Mary Cirillo                                      Executive Vice President                                        U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Senior Managing Director
130 Liberty Street                                Bankers Trust Company
New York, NY  10006

Richard H. Daniel                                 Vice Chairman, Chief Financial Officer and                      U.S.
Bankers Trust Company                               Controller
c/o Office of the Secretary                       Bankers Trust New York Corporation;
130 Liberty Street                                Vice Chairman, Chief Financial Officer
New York, NY  10006                                 and Controller
                                                  Bankers Trust Company

Yves C. de Balman                                 Vice Chairman                                                   U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Co-Chairman and Chief Executive Officer
130 Liberty Street                                BT Alex. Brown Incorporated
New York, NY  10006

R. Kelly Doherty                                  Vice Chairman                                                   U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Vice Chairman
130 Liberty Street                                Bankers Trust Company
New York, NY  10006



                                                  -15-






        NAME AND                                                       OCCUPATION OR
     MAILING ADDRESS                                          PRINCIPAL BUSINESS AFFILIATION                  CITIZENSHIP
-------------------------                                     ------------------------------                  -----------

Robert A. Ferguson                                Executive Vice President                                     Australian
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Senior Managing Director
130 Liberty Street                                Bankers Trust Company
New York, NY  10006

Joseph A. Manganello, Jr                          Executive Vice President and Chief Credit Officer               U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Senior Managing Director and Chief Credit Officer
130 Liberty Street                                Banker Trust Company
New York, NY  10006

I. David Marshall                                 Executive Vice President and                                  Canadian
Bankers Trust Company                               Chief Information Officer
c/o Office of the Secretary                       Bankers Trust New York Corporation;
130 Liberty Street                                Senior Managing Director and
New York, NY  10006                                 Chief Information Officer
                                                  Bankers Trust Company

Rodney McLauchlan                                 Executive Vice President                                        U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary
130 Liberty Street
New York, NY  10006

Mayo A. Shattuck, III                             Vice Chairman                                                   U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Co-Chairman and Co-Chief Executive Officer
130 Liberty Street                                BT Alex. Brown Incorporated
New York, NY  10006

Melvin A. Yellin                                  Executive Vice President and General Counsel                     U.S.
Bankers Trust Company                             Bankers Trust New York Corporation;
c/o Office of the Secretary                       Senior Managing Director and General Counsel
130 Liberty Street                                Bankers Trust Company
New York, NY 10006

                           BT ALEX. BROWN INCORPORATED


         The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BT Alex. Brown Incorporated. To the best knowledge and belief of BT Alex. Brown Incorporated, none of the following persons beneficially owns any shares of Common Stock.




        NAME AND                                                       OCCUPATION OR
     MAILING ADDRESS                                          PRINCIPAL BUSINESS AFFILIATION                  CITIZENSHIP
-------------------------                                     ------------------------------                  -----------
Yves C. de Balman                                 Co-Chairman and Chief Executive Officer                        U.S..
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 1006


Geralyn A. Fitzgerald                             Managing Director                                               U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Alexander P. Frick                                Executive Vice President                                        U.S.
c/o Office of the Secretary                       Bankers Trust New York Corporation
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Benjamin H. Griswold, IV                          Director                                                        U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Donald R. Heacock                                 Managing Director                                               U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006



                                                  -17-






        NAME AND                                                       OCCUPATION OR
     MAILING ADDRESS                                          PRINCIPAL BUSINESS AFFILIATION                  CITIZENSHIP
-------------------------                                     ------------------------------                  -----------


Duncan P. Hennes                                  Senior Vice President                                           U.S.
c/o Office of the Secretary                       Bankers Trust New York Corporation
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Charles F. Kiley                                  Managing Director                                               U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Glen S. Lewy                                      Managing Director                                               U.S.
c/o Office of the Secretary                       BT  Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Rodney McLauchlan                                 Executive Vice President                                        U.S.
c/o Office of the Secretary                       Bankers Trust New York Corporation
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Richard A. Marin                                  Senior Vice President                                           U.S.
c/o Office of the Secretary                       Bankers Trust New York Corporation
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Terence J. Mogan                                  Managing Director                                               U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


W. Gar Richlin                                    Managing Director                                               U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


                                                  -18-






        NAME AND                                                       OCCUPATION OR
     MAILING ADDRESS                                          PRINCIPAL BUSINESS AFFILIATION                  CITIZENSHIP
-------------------------                                     ------------------------------                  -----------


Howard M. Schneider                               President                                                       U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Thomas Schweitzer, Jr.                            Managing Director                                               U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


Mayo A. Shattuck, III                             Co-Chairman and Co-Chief Executive Officer                      U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006


J. Edward Virtue                                  Managing Director                                               U.S.
c/o Office of the Secretary                       BT Alex. Brown Incorporated
BT Alex. Brown Incorporated
130 Liberty Street
New York, NY 10006

                                     ANNEX B



         BTCo., BTNY and BT Incorporated, are subject to a Written Agreement, dated December 4, 1994 (the "Written Agreement"), with the Federal Reserve Bank of New York and a Memorandum of Understanding, dated December 21, 1994 (the "Memorandum"), with the New York State Banking Department. The Written Agreement and Memorandum are described in BTNY's Forms 8-K, dated December 4, 1994 and January 19, 1994, respectively. These Forms 8-K are hereby incorporated by reference into this Annex B. On December 9, 1996, BTNY filed a Current Report on Form 8-K announcing that the Written Agreement and the Memorandum had been terminated by the Federal Reserve Bank of New York and the New York State Banking Department, respectively.

         BT Incorporated is also subject to an Order, dated December 22, 1994, of the Securities and Exchange Commission and an Order dated December 22, 1994, of the Commodity Futures Trading Commission. These Orders are included in and described in BTNY's Form 8-K, dated December 22, 1994. This Form 8-K is hereby incorporated by reference into this Annex B.

                                     ANNEX C

         None of BTCo., BTNY or BT Incorporated had any transactions in shares of Common Stock within the last sixty days.